August 15, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Rocky Mountain High Brands, Inc.

Registration Statement on Form 10

Filed August 3, 2016

File No. 000-55609

Dear Mr. Reynolds:

I write on behalf of Rocky Mountain High Brands, Inc., (the “Company”) in response to the Staff’s letter of August 10, 2016, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10, filed August 3, 2016, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. Please update your disclosure as of a date reasonable close to the filing date of the registration statement. Refer to General Instruction C.(b) of Form 10. We note, for example, that your security ownership table on page 34 is dated as of March 21, 2016.

In response to this Comment, the Company has updated the information in the Security Ownership table on page 34 to August 12, 2016. In addition, certain disclosures throughout the Registration Statement have been updated to August 12, 2016 where appropriate.

Financial Statements

Notes to Financial Statements

Note 7- Shareholders’ Deficiency

Common Stock, page F-15

2. We note your revised disclosures in Item 10. Sales of Unregistered Securities, page 47 in response to comment 3. Please revise your disclosures here relating to the shares issued regarding the acquisition of Chill Texas, Inc. and amended plan of reorganization, consistent with the disclosures presented on page 48.

In response to this Comment, the Company has adjusted to the reference on page F-15 to shares issued in settlement of liabilities to read 3,683,410. In addition, the Company has added the following additional disclosures on page F-15:

“In 2014, the Company acquired the issued and outstanding shares of Chill Texas, Inc. ("CTI"), for consideration of 5,000,000 shares of its common stock valued at $ 57,000, based on the stock price at the date of acquisition. The main reason for the acquisition was to facilitate the company in its research and development of hemp-infused drinks. Prior to the acquisition, CTI had no assets other than a nominal amount of inventory of samples of a hemp-infused drink, no liabilities, no employees and minimal, if any, operations. As a result, we considered the value of the transaction to be stock based expenses which amount was charged directly to earnings in the accompanying statement of operations.”

Note 11-Acquisition, page F-17

3. We note your disclosure on page 48 regarding your acquisition of Chill Texas, Inc. Please revise to disclose here how the acquisition of Chill Texas, Inc. is reflected in your financial statements. Disclose the fair value of consideration paid, assets acquired and liabilities assumed and provide the disclosures required by ASC 805-10-50 or explain to us why it is not required.

Upon emerging from bankruptcy, the Company intended to market a hemp-infused energy drink under the Rocky Mountain brand.  Prior to launching its own product and to facilitate research and development, the Company acquired the issued and outstanding shares of Chill Texas, Inc. (“CTI”), a company that had been marketing a similar product by issuing 5,000,000 shares of its common stock valued at $ 57,000, based on the stock price at the date of acquisition.

Prior to the acquisition, CTI had no assets other than a nominal amount of inventory of samples of a hemp-infused drink, no liabilities, no employees and minimal, if any, operations.

We do not believe the ASC 805 applies as the above does not qualify as an asset acquisition as no assets were acquired or a business combination as none of the criteria for a business combination exist.  As a result, we considered the value of the transaction to be “stock based expenses” which amount was charged directly to earnings.

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In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rocky Mountain High Brands, Inc.

By: /s/ Michael Welch

Michael Welch, Chief Executive Officer

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